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                              December 15, 2021

       Paul Danola
       President
       Trebia Acquisition Corp.
       41 Madison Avenue, Suite 2020
       New York, NY 10010

                                                        Re: Trebia Acquisition
Corp.
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed December 1,
2021
                                                            File No. 333-260714

       Dear Mr. Danola:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 19, 2021, letter.

       Amendment No. 1 to Registration Statement on Form S-4

       Non-GAAP Financial Measures, page 204

   1. We note you revised your non-GAAP financial measure to include Pro-Forma Adjusted
                                                        EBITDA in response to
prior comment 4. Please note that the presentation and format of this measure does not
comply with Article 11 of Regulation S-X. Please revise to remove this measure and the
acquisition related adjustments.
       Comparison of the Years Ended December 31, 2020, 2019, and 2018 Revenue, page 255

   2. We note your expanded disclosure on page 255 quantifies amounts on a pro-forma basis that includes the
pre-acquisition period. Please revise your disclosure to present amounts
 Paul Danola
Trebia Acquisition Corp.
December 15, 2021
Page 2
      based on your historical GAAP amounts only. The inclusion of pro-forma basis revenue only is not consistent with Article 11 of Regulation S-X.
       You may contact Ryan Rohn, Senior Staff Accountant, at (202) 551-3739 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Pattan, Staff
Attorney, at (202) 551-6756 or Jeff Kauten, Staff Attorney, at (202) 551-3447 with any other questions.



                                                           Sincerely,
FirstName LastNamePaul Danola
                                                           Division of
Corporation Finance
Comapany NameTrebia Acquisition Corp.
                                                           Office of Technology
December 15, 2021 Page 2
cc:       Michael Aiello
FirstName LastName